Neil Natale Attorney At Law 345 Park Avenue New York NY 10154	Direct 212.407.4934 Main 212.407.4000 Fax 212.937.3563 nnatale@loeb.com

Via Fax and Edgar

October 17, 2006

Mr. John Zitko Mr. Michael E. Karney Securities and Exchange Commission Washington, D.C. 20549, United States

Re:	Great Wall Acquisition Corporation
Registration Statement of Form S-4
Amendment 3 Filed September 11, 2006
File No. 333-134098

Dear Mr. Karney and Mr. Zitko,

As a follow up to our conversation last week concerning comment number 1 to Amendment No. 3 to the Registration Statement on Form S-4 for Great Wall Acquisition Corporation, below is a draft of the proposed response to comment number 1:

General

1.
The staff notes that a majority of the holders of the ordinary shares of ChinaCast have entered into letters of understanding with the company in both September of 2005 and June of 2006 which obligate such shareholders to exchange their ordinary shares in ChinaCast for shares of common stock of the company. Discuss the legal consequences of the possibility that by entering into these letters of understanding such shareholders may have made investment decisions. We may have further comment.

Response to Comment 1

As discussed with the staff, we believe that any investment decisions made were pursuant to a valid Regulation S offering, with respect to offshore non-U.S. ChinaCast shareholders, and a private offering with respect to the single U.S. ChinaCast shareholder. In connection with the foregoing, we understand that the number of “ChinaCast Majority” shareholders is 28, and the number solicited was 30. We also understand that the number of beneficial owners of ChinaCast ordinary shares has been reduced to between 1,000 and 1,500, as ownership has been consolidating since the spring of this year (inquiries of street name holders would be required to obtain a precise number).
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SEC October 17, 2006 Page 2

The question has been raised whether GWAC shares being offered to ChinaCast shareholders may be registered on Form S-4, in light of the position set forth in the “Aircraft Carrier” release regarding lock-up arrangements. The lock-up arrangement position is that registration of locked-up shares, as well as minority-held shares, is permitted, if, among other conditions, “registration under the Securities Act is required to accomplish the business combination.” Registration is unnecessary, and therefore not permitted, “[w]here no … investment decision would be made by non-affiliated shareholders … [or they] were able to purchase under one of the private offering exemptions from registration.”

By analogy, it has been suggested that, if all shares can be sold to the unaffiliated shareholders in a public offering pursuant to Regulation S, then registration is unnecessary to GWAC’s issuance of those shares, and therefore they cannot be registered in a primary offering on Form S-4.*

We believe the analogy inapposite for a number of reasons. First, the lock-up position rests on the idea that the unaffiliated shareholders make no investment decision, if “no vote is required,” i.e., if any investment decision by them has been foreclosed by the lock-up arrangement. In the case at hand, however, notwithstanding the commitment by holders of the ChinaCast Majority to tender their shares, a minority shareholder will be able to elect among three investment alternatives, i.e., to tender his shares and elect to receive cash; tender his shares and elect to receive GWAC stock; or to retain his ChinaCast shares and not tender. Although, generally, in the United States, ownership of a majority of shares of a subsidiary would enable the parent to squeeze out the minority via merger, under Bermuda law, which governs ChinaCast, 90% ownership is required to authorize a statutory “compulsory acquisition” of the remaining shares.

Also, it would be impossible for GWAC to assure compliance with Regulation S, because it has no basis for determining whether ChinaCast has U.S. shareholders, and GWAC’s reporting obligations, alone, would be inconsistent with the Regulation S prohibition on directed selling efforts, because its filings with the SEC clearly would condition the market in the U.S. for GWAC’s shares.

Finally, the lock-up position prevents registration of shares to be issued to unaffiliated shareholders, only in an acquisition of a privately held company. With a handful of target shareholders, perhaps 100 at most, a private placement could indeed be conducted privately, and the securities the shareholders would receive, although restricted, would be considerably more liquid than the shares in the private company that they previously held.

*Regulation S, Rule 901 provides that, “[f]or the purposes of the [Securities] Act, the terms ‘offer,’ ‘offer to sell,’ ‘sell,’ ‘sale,’ and ‘offer to buy’ … shall be deemed not to include offers and sales that occur outside the United States. Accordingly, we believe that the Securities Act does not require registration of shares publicly offered “outside the United States,” as meant by Regulation S.

SEC October 17, 2006 Page 3

Contrast the position here, in which 1,000 to 1,500 holders of freely traded shares would be offered restricted stock of GWAC. The tender offer document, which already has received approval from the Singapore Securities Industry Council, contemplates that the ChinaCast shareholders will receive freely transferable shares. Besides adversely affecting a far larger body of shareholders than in a private company acquisition, the transfer restrictions would impair the GWAC share valuations included in the tender offer document.

Accordingly, we believe that registration of the shares being offered by GWAC is necessary to the consummation of the business combination transaction and, accordingly, that the locked-up shares, as well as the remaining shares, should be eligible for registration.

Upon review, we look forward to discussing this proposed response. Please feel free to call me (212) 407 4934, David Martin at (212) 407-4963 or David Fischer at (212) 407-4827 if you have any questions or comments.

Very truly yours,

/s/ Neil Natale
Neil Natale
Attorney At Law